EMI

RECEIVED

2005 OCT -3 A 11:27

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004[redacted]

By Airmail

21st September, 2005.

Attn: Filing Desk - Stop 1-4

05011597

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 20th September 2005, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement, dated 21st September 2005, confirming that David Munns, a Person Discharging Managerial Responsibility with regard to EMI Group plc, has exercised an option granted under the rules of the 1994 EMI Group Savings-Related Share Option Scheme.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

PROCESSED
OCT 18 2005
THOMSON FINANCIAL

Enc.

dlw 10/3

Ref: 82-373

VIA PR NEWSWIRE DISCLOSE

ER 05/52

Company Announcements Office,
London Stock Exchange.

21st September, 2005.

Dear Sirs,

EMI Group plc – Directors'/PDMRs' Interests

To comply with Disclosure Rule 3.1.4, we advise that, on 21st September 2005, David Munns, a Person Discharging Managerial Responsibility with respect to the Company, exercised an option granted under the rules of the 1994 EMI Group Savings-Related Share Option Scheme. The option was granted on 20th June 2002 over 4,298 EMI Group plc Ordinary Shares of 14p each with an exercise price of 221p per share and could be exercised at any time during a six-month period commencing on 1st September 2005. All of the resultant shares have been retained by Mr Munns as a beneficial interest.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231